UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*


                         WorldPort Communications, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  98155 J 10 5
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                                 (CUSIP Number)

                             Michael E. Heisley, Sr.
                            The Heico Companies, LLC
                         5600 Three First National Plaza
                             Chicago, Illinois 60602
                                  312-419-8220
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 15, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 98155 J 10 5

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1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Michael E. Heisley, Sr.

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2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) / /
                                                                       (b) /X/

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3        SEC Use Only

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4        Source of Funds (See Instruction)

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5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) / /

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6        Citizenship or Place of Organization

         United States

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                            7       Sole Voting Power
                                    8,871,741 (See Item 6)
Number of Shares
  Beneficially             -----------------------------------------------------
   Owned by                 8       Shared Voting Power
     Each                           -0- (See Item 6)
   Reporting
    Person                 -----------------------------------------------------
     With                   9       Sole Dispositive Power
                                    8,871,741 (assuming the exercise and/or
                                    conversion of all options and warrants, that
                                    are exercisable, issuable, or convertible in
                                    the next 60 days)  (See Item 6)
                           -----------------------------------------------------
                           10       Shared Dispositive Power
                                    -0- (See Item 6)

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11       Aggregate Amount Beneficially Owned by Each Reporting Person

         8,871,741 (assuming the exercise and/or conversion of all options and warrants that are exercisable, issuable, or convertible in the next 60 days)(See Item 6)

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12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions) / /

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13       Percent of Class Represented by Amount in Row (11)

         26.9%

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14       Type of Reporting Person (See Instructions)

         IN

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

                                  SCHEDULE 13D

CUSIP No. 98155 J 10 5

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1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         The Heico Companies, LLC

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2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) / /
                                                                       (b) /X/

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3        SEC Use Only

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4        Source of Funds (See Instruction)

--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) / /

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6        Citizenship or Place of Organization

         Delaware

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                            7       Sole Voting Power
                                    6,757,158 (See Item 6)
Number of Shares
  Beneficially             -----------------------------------------------------
   Owned by                 8       Shared Voting Power
     Each                           -0- (See Item 6)
   Reporting
    Person                 -----------------------------------------------------
     With                   9       Sole Dispositive Power
                                    6,757,158 (assuming the exercise and/or
                                    conversion of all options and warrants that
                                    are exercisable, issuable, or convertible in
                                    the next 60 days) (See Item 6)
                           -----------------------------------------------------
                           10       Shared Dispositive Power
                                    -0- (See Item 6)

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11       Aggregate Amount Beneficially Owned by Each Reporting Person

         6,757,158 (assuming the exercise and/or conversion of all options, and warrants that are exercisable, issuable, or convertible in the next 60 days)(See Item 6)

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12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions) / /

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13       Percent of Class Represented by Amount in Row (11)

         20.5%

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14       Type of Reporting Person (See Instructions)

         CO (limited liability company)

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

                             Amendment No. 11 to the
                                 Schedule 13D of
                             Michael E. Heisley, Sr.
                          and The Heico Companies, LLC
          with respect to the Common Stock, par value $0.0001 per share of WorldPort Communications, Inc.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

On December 23, 2002 Heico entered into a Joint Venture and Securityholders Agreement (the "Securityholders Agreement") with J O Hambro Capital Management Limited ("JOHCM") pursuant to which Heico and JOHCM formed W.C.I. Acquisition Corp., a Delaware corporation ("WCI"), a copy of which was filed as an Exhibit to Amendment No. 9 to this Schedule 13D. On April 15, 2003 Heico and JOHCM entered into a Stockholders Agreement (the "Stockholders Agreement") to provide for certain rights and obligations in respect of the voting and ownership of shares of WorldPort Communications, Inc.'s ("WorldPort") common stock (the "Common Stock"). Simultaneously with the execution of the Stockholders Agreement the Securityholders Agreement terminated, except for the provisions related to the payment of expenses between the Heico Interests and JOHCM as set forth in
Article VI of the Securityholders Agreement. See Item 6 for additional information.

WorldPort closed its tender offer for its outstanding shares of Common Stock on April 24, 2003. Neither Heico nor JOHCM tendered their respective shares of Common Stock pursuant to WorldPort's tender offer.

For additional information regarding JOHCM, please see its Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Set forth below is a description of the common stock, par value $0.0001 per share of WorldPort beneficially owned by Heisley and Heico. See Item 6 below for additional information.

                                                Shares of WorldPort Common Stock Beneficially Owned
                                  --------------------------------------------------------------------------------
                                         Sole             Shared               Sole                 Shared
Name                                 Voting Power      Voting Power      Dispositive Power     Dispositive Power
----                                 ------------      ------------      -----------------     -----------------

Michael E. Heisley, Sr.              6,077,707(1)           -0-             6,077,707(1)              -0-
                                     2,114,583(2)                           2,114,583(2)
                                       679,451(3)                             679,451(3)

The Heico Companies, LLC             6,077,707(1)           -0-             6,077,707(1)              -0-
                                       679,451(3)                             679,451(3)

(1)      Heico beneficially owns securities of WorldPort which represent a total of 6,757,158 votes (including the votes represented by the warrants held by Heico as set forth in footnote (3) below) or approximately 20.5% of the total votes attributable to outstanding WorldPort securities.  Heisley beneficially owns securities of WorldPort which represent a total of 8,871,741 votes
(including the votes represented by (i) the option held by Heisley set forth in footnote (2) below, and (ii) the warrants held by
Heico as set forth in footnote (3) below) or approximately 26.9% of the total votes attributable to outstanding WorldPort securities.



(2)      Represents shares which Heisley has an option to acquire.

(3)      Represents shares which Heico has the right to acquire upon exercise of warrants.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Michael E. Heisley is the President and Manager of Heico and a director of WorldPort. Heico and JOHCM entered into the Stockholders Agreement. Heico together with Stanley H. Meadows ("Meadows") are collectively the Heico Interests (as defined in the Stockholders Agreement). Meadows is Assistant Secretary of Heico and director of WorldPort. As provided in the Stockholders Agreement, the Heico Interests own or have the right to acquire an aggregate of 8,521,278 shares of Common Stock and JOHCM owns beneficially and of record 9,367,869 shares of Common Stock.

Pursuant to the Stockholders Agreement, the Heico Interests and JOHCM have agreed to provide for certain rights and obligations in respect of the voting and ownership of the shares of Common Stock they own. Among other things, the Stockholders Agreement provides that while the Stockholders Agreement is in effect each party agrees to: (a) vote their respective shares of Common Stock to appoint two representatives to WorldPort's Board designated by Heico and two designated by JOHCM; (b) not to vote their respective shares of Common Stock for the actions set forth in Section 1.2 of the Stockholders Agreement without the prior written approval of at least a majority of the Heico Directors and the JOHCM Directors (as such terms are defined in the Stockholders Agreement); and
(c) be bound by the sale of Common Stock provisions as set forth in Article II of the Stockholders Agreement which includes a co-sale right, a mandatory drag-along right and an optional exit sale right. In addition under the terms of the Stockholders Agreement, the Heico Interests and JOHCM have agreed to a standstill provision which, among other things, provides that while the Stockholders Agreement is in effect each party agrees not to: (a) make, or in any way participate in, any "solicitation" of "proxies" (as such term is defined in Rule 14a-1 of the Exchange Act) relating to any securities of WorldPort to or with any Third Party (as defined in the Agreement); (b)deposit any shares of Common Stock in any voting agreement or arrangement that includes as a party any Third Party; (c) form, join or in any way participate in a group (as contemplated by Exchange Act Rule 13d-5(b)) with respect to any securities of WorldPort; (d) make any announcement subject to Exchange Act Rule 14a-1(1)(2)(iv) to any Third Party; (e)initiate or propose any "stockholder proposal" subject to Exchange Act Rule 14a-8; (f) make any offer or proposal to acquire any securities or assets of WorldPort or any of its Subsidiaries (as defined in the Agreement) or solicit or propose to effect or negotiate any form of business combination, restructuring, recapitalization or other extraordinary transaction involving, or any change in control of, WorldPort, its Subsidiaries or any of its securities or assets; (g) seek the removal of any directors or a change in the composition or size of the board of directors of WorldPort; (h) in any way participate in a call for any special meeting of the stockholders of WorldPort; or (i) assist, advise or encourage any person with respect to, or seek to do, any of the foregoing. For additional information, see Items 2, 3 and 4 above.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

That certain Stockholders Agreement dated April 15,2003, by and between The Heico Companies, L.L.C. and JO Hambro Capital Management Stockholders Limited, is attached as Exhibit A hereto.

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This Amendment to the Schedule 13D is filed on behalf of each of the undersigned.

April 28, 2003

                                            /s/ Michael E. Heisley, Sr.
                                            ------------------------------------
                                            Michael E. Heisley, Sr.


                                            The Heico Companies, LLC


                                            By:  /s/ Michael E. Heisley, Sr.
                                                --------------------------------
                                                     Michael E. Heisley, Sr.
                                                     Manager and President